UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date April 1, 2011	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE BOARD MEETING

This overseas regulatory announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of board of directors（董事會議事規則）of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the chairman, the 2011 second regular meeting (the “Meeting”) of the board of directors (the “Board” or “Directors”) of the Company was held on 30 March 2011 at Shanghai International Airport Hotel.

Mr. Liu Shaoyong, chairman, Mr. Li Jun, vice chairman, Mr. Ma Xulun, Mr. Luo Chaogeng and Mr. Luo Zhuping, the Directors, and Mr. Sandy Ke-Yaw Liu, Mr. Wu Xiaogen, Mr. Ji Weidong and Mr. Shao Ruiqing, the independent non-executive Directors, were present at the Meeting.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

Ms. Liu Jiangbo, as the chairlady of the supervisory committee of the Company, Mr. Xu Zhao, Mr. Feng Jinxiong , Mr. Yan Taisheng, as supervisors of the Company, as well as certain senior management personnel of the Company and certain officers in charge of the relevant departments of the Company also attended the Meeting.

The number of Directors at the Meeting satisfied the quorum requirements under the Company Law of the Peoples’ Republic of China (the “PRC”) and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Liu Shaoyong, the chairman of the Company. The Directors present at the Meeting considered and passed the resolutions as below:

1.	Considered and approved the 2010 financial report of the Company, and decided on submission to the 2010 annual general meeting of the Company for consideration and approval.

2.
Considered and approved the 2010 profit distribution proposal of the Company, and decided to submit the same to the 2010 annual general meeting for consideration and approval. Details are specified below:

As  audited  by  PricewaterhouseCoopers  Zhong  Tian  Certified  Public  Accountants Limited Company (普華永道中天會計師事務所), under the PRC accounting standards, the parent company had a net profit of RMB4.865 billion for the year 2010, and had an accumulated loss of RMB9.395 billion as at 31 December 2010. As audited by PricewaterhouseCoopers Certified Public Accountants under International Financial Reporting Standards, the parent company had a net profit of RMB4.422 billion for the year 2010, and had an accumulated loss of RMB10.854 billion as at 31 December 2010. In accordance with regulations, the Company shall make good its losses incurred in previous years with its profit for the year before any profit distribution to the shareholders of the Company. Although the Company recorded profit for the year, accumulated loss was still considerable after making good with its profit for the year as it incurred significant loss in previous years. As such, it is proposed that no profit shall be distributed in respect of the year 2010 under the Company Law and the Articles.

3.
Agree on the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company (普華永道中天會計師事務所) as the PRC auditors and PricewaterhouseCoopers Certified Public Accountants as the international auditors of the Company for the year 2011, and decided to submit the same to the 2010 annual general meeting of the Company for consideration and approval; and seek granting of authorization at the general meeting to the Board to determine their respective remuneration.

4.
Considered and approved the self-assessment report in respect of internal control for the year 2010 submitted by the Board. (Please refer to the website of the Shanghai Stock Exchange for the full text: http://www.sse.com.cn).

5.	Considered and approved the implementation proposal on internal control standards of the Company.

6.	Considered and approved the social responsibility report of the Company. (Please refer to the website of the Shanghai Stock Exchange for the full text: http://www.sse.com.cn).

7.
Considered and approved the full text of the 2010 annual report and its summary (A share) and 2010 annual results announcement (H share) of the Company, and decided to announce the same together with the 2010 financial report as considered and approved pursuant to resolution 1 above in both Hong Kong and Shanghai on 31 March 2010; and agreed to submit the report of the Board as contained in the annual report to the 2010 annual general meeting for consideration and approval.

8.
Considered and approved the resolution on the granting of a general mandate to the Board in respect of issue of the shares of the Company, and decided to submit this resolution to the 2010 annual general meeting of the Company for consideration and approval.

9.
Considered and approved the resolution on issues relevant to authorizing the Chairman to convene the 2010 annual general meeting of the Company, and decided to authorize the Chairman to dispatch the notice of 2010 annual general meeting of the Company.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China
30 March 2011